

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2012

<u>Via E-mail</u>
David J. Campbell
General Counsel
Silvercrest Asset Management Group Inc.
1330 Avenue of the Americas, 38th Floor
New York, NY 10019

> **Re:** **Silvercrest Asset Management Group Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 14, 2012**
> **CIK No. 0001549966**

Dear Mr. Campbell:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

3. Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

- If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

4. When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

5. As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR,

please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

6. Please provide a price range as soon as possible. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

7. Please be advised that you may not circulate a preliminary prospectus until you have filed it as part of your registration statement on EDGAR. In addition, any preliminary prospectus that you circulate must include all information required by U.S. federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. We may have additional comments after you file all exhibits, including the legality opinion, and fill in the blanks currently in the draft submission.

8. Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus.

9. Please provide the selling stockholders information under a separate caption pursuant to the requirements of Item 7 of Form S-1 and Item 507 of Regulation S-K.

10. Supplementally, please provide us with your comprehensive analysis, which should include citations to applicable authority, supporting your conclusion that you need not register as an investment company under the Investment Company Act of 1940. We note your disclosure on page 29 under the heading "If we were deemed an investment company under the Investment Company Act …"

Front Cover Page of the Registration Statement

11. It appears that the information regarding the company's reporting status is missing from the registration cover page. Please include the appropriate boxes and indicate by a checkmark the company's current reporting status.

Prospectus Cover Page

12. Please tell us how you intend to fulfill your obligations under Section 5 of the Securities Act of 1933 with respect to the issuance of the Class B common stock in connection with the reorganization discussed on page 36 of the prospectus. Please tell us under what exemption from registration these shares will be issued. We may have additional comments following the review of your response.

Prospectus Summary

13.   Please include disclosures regarding the Tax Receivable Agreement, including the material terms, in light of the significant impact this agreement will have on your consolidated financial statements subsequent to the offering.

Our Company, page 1

14.   We note that throughout the prospectus you make statements that you have complemented your organic growth through, among other things, four accretive acquisitions. In an appropriate section of the prospectus please discuss your basis for such statement, by providing among other things, quantifiable disclosure demonstrating the accretive nature of the four acquisitions.

15.   Please balance the information regarding the significant growth you have experienced since inception, including the compound annual growth in assets under management by briefly discussing the most significant risks facing your business (i.e., significant portion of revenues derived from a limited number of strategies and a significant portion of assets under management derived from a small number of clients).

16.   It is unclear to us the appropriateness of the chart on page 2 comparing the growth rate of the assets you manage with the growth rate of the S&P index as your growth rate results from client performance and the acquisition of new clients regardless of performance. Please advise and revise.

17.   We note that you offer customized advisory services and investment programs. It is therefore unclear to us how illustrative and appropriate the various charts you disclose in the prospectus, such as the annualized proprietary equity performance chart on page 3, are in demonstrating your capabilities. Please revise and advise.

18.   Please clarify whether the statement that "client assets have grown on average more than $1 billion per year since our founding" means that these assets have grown in value under your management or whether you have added clients and assets under management by this amount per year.

19.   Please provide a clear discussion of the distinctions between growth in revenue, growth in assets under management, and client asset growth.

20.   Where appropriate, briefly identify the types of services you provide as part of the family office services. In this regard, we note your disclosure in the middle of page 93.

21.   Please provide a clear and distinct discussion of your fee structure. For instance, we note that some of your fees are based on a percentage of assets under management but also the

statement here that revenues increase if your clients' assets grow in value and that your revenues decrease if your clients' assets decline in value.

Our Market Opportunity, page 1

22. If true, please confirm that all market and industry data (including but not limited to the data provided by Cerulli Associated, the Spectrum Group, and RIA Data Center), represents information that was not commissioned by you for use in this registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. Please also provide us with copies of these reports marked to highlight the information you are using to support your disclosures in the filing. We may have additional comments after we review your response.

Our Structure and Reorganization, page 5

23. Please include a diagram that depicts your current organizational structure. Such presentation will more easily allow readers to understand the impact of changes due to your reorganization transactions and offering.

Risks Factors, page 13

"We may not be able to maintain our current fee structure as a result of poor investment performance, competitive pressures or as a result of changes in our business mix…", page 14

24. In this risk factor, please clearly disclose that your business practices, including reducing fee rates, may conflict with the interests of public shareholders since these practices may not result in higher revenues and earnings and may not increase the value of the company's Class A shares. We would expect to see more detailed disclosure somewhere in the prospectus addressing how management intends to supervise the conflicts of interest emanating from the duties owed to Silvercrest clients, as well as its partners, and those duties owed to holders of Class A shares, which, in some respects, appear to be divergent.

Operational risks may disrupt our business…, page 22

25. Given your reliance on the capacity and reliability of the communications, information and technology systems supporting your operations, please tell us what consideration you have given to tailoring your risk factor disclosure to address any cybersecurity threats or attacks and to highlight the potential consequences of the types of attacks that are most concerning to you. In addition, tell us whether you have experienced attacks and, if so, address whether disclosing that fact would provide the proper context for investors considering these risk disclosures. Please refer to the Division of Corporation Finance's

Disclosure Guidance Topic No 2 at
http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional
information.

The Reorganization and Our Holding Company Structure, page 36

26.   Please include the third-party ownership interests in the current and post-consummation
       of the reorganization and offering charts.

27.   Please tell us whether the limited partners of Silvercrest GP LLC will receive cash or
       other consideration in addition to your Class A common stock for the Class A units you
       will acquire concurrently with the offering.

28.   Please expand upon your disclosures regarding the 2012 Equity Incentive Plan to discuss
       the dilutive implications of granting options or other equity-based instruments related to
       your Class A Common Stock versus granting options or other equity-based instruments
       related to Silvercrest L.P.'s Class B units.

Holding Company Structure, page 38

Second Amended and Restated Limited Partnership Agreement of Silvercrest L.P., page 39

Coordination of Silvercrest Asset Management Group Inc. and Silvercrest L.P., page 39

29.   In the first paragraph, briefly discuss the circumstances when you may agree to transfer
       the net proceeds from the sale of Class A common stock to a limited partner of
       Silvercrest L.P. and whether any restrictions apply to your ability to do so.

Use of Proceeds, page 47

30.   We note your disclosure stating that you intend to use the offering proceeds for general
       corporate purposes. We also note your "We will be required to pay holders of Class B
       units of Silvercrest L.P. for certain tax benefits…" risk factor on page 28 where you
       disclose that you will purchase Class B units from certain initial outside investors "with a
       portion of the net proceeds of this offering." Please revise your disclosure accordingly,
       considering also the disclosure requirements of Instruction 3 to Item 504 of Regulation S-
       K. With a view towards disclosure, please tell us whether the payment of the par value
       for the Class B units will also be made from the offering proceeds. In this regard we note
       your disclosure in the fourth paragraph of "The Reorganization and Our Holding
       Structure" disclosure on page 36.   If the offering proceeds are intended for various
       purposes, please ensure to indicate the approximate amount intended to be used for each
       purpose.

31.   Please tell us whether any of the proceeds will be required for the purchase of Class A units in Silvercrest L.P. concurrent with the offering. We also note the disclosure on page 48 that Silvercrest L.P. may make a distribution representing some of its undistributed earnings to its existing partners in connection with the reorganization. It appears disclosure regarding these transactions may be appropriate to provide a clear understanding of the extent proceeds will be available for general corporate purposes.

Dividend Policy, page 48

32.   Please clarify that dividend payments by Silvercrest L.P. do not mean the Board will declare a dividend for the Class A common stock.

33.   Please quantify the distribution that will be made to existing partners in connection with the reorganization. Please also disclose the amount of distributions made during the last five fiscal years.

Dilution, page 50

34.   Please confirm that your dilution analysis in case of the underwriters' exercise of the over-allotment option takes into consideration the shares the company will be issuing to Mr. Cochran in exchange for his Class B units. In this regard, we note your disclosure in the second paragraph of your "Our Structure and Reorganization" discussion on page 5.

Selected Historical Consolidated Financial Data, page 51

35.   We note your statement that the historical financial information for fiscal years 2008 and 2007 is consolidated data and were derived from consolidated financial statements. As the restructuring of the entities under Silvercrest L.P. did not occur until January 1, 2009, it would appear as though the financial information for all of fiscal years 2008 and 2007 is combined financial information and was derived from combined financial statements. Please revise your disclosures to clarify what the financial information for these periods represents. Finally, please clarify whether the fiscal years 2008 and 2007 financial information has been audited or is unaudited.

36.   Please include pro forma financial information as a separate column.

37.   We note your reference to the professional fees related to the Milbank acquisition and a Silvercrest fund as nonrecurring. As you have made more than one acquisition and have several proprietary funds, it is unclear how the fees meet the definition of nonrecurring in accordance with Item 10(e)(1)(ii)(b) of Regulation S-K for guidance.

Unaudited Pro Forma Consolidated Financial Information, page 55

38.   Please identify your predecessor.

39.   We note the final column in the pro formas is labeled "Silvercrest L.P. Consolidated Pro Forma." Please explain why the pro forma financial statements are not presented as those of Silvercrest Asset Management Group Inc. and confirm the pro forma balance sheet and EPS calculations will reflect the pro forma equity structure of the registrant, as opposed to the Silvercrest L.P. subsidiary. Confirm the pro forma adjustments will demonstrate the changes in capital structure from the recapitalization of your predecessor through the exchange of Class A and B units of Silvercrest L.P. for shares of your Class A common stock, in addition to the other reorganization transactions, and add footnotes as necessary to clearly present these transactions.

40.   Please provide footnote 2, as referenced next to the column title, Offering Adjustments.

41.   It appears that there may be material nonrecurring charges which result directly from the business acquisitions, reorganization and offering transactions which will be included in your income within the 12 months succeeding the transactions. For example, it appears that you may incur material nonrecurring expenses associated with the tax receivable agreement. Please address the following comments in this regard:

●   Separately disclose and reflect these transactions in your pro forma balance sheet as necessary. Refer to Rule 11-02(b)(5) of Regulation S-X.

●   Revise your pro forma statement of operations caption "net income" to "income from continuing operations before nonrecurring charges directly attributable to the transaction" and quantify such nonrecurring charges. Refer to Rule 11-02(b)(5) of Regulation S-X.

42.   Please note that once you have included complete pro forma financial information for the reorganization and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance Article 11 of Regulation S-X. Specifically, please ensure that:

●   Your introduction to the pro forma financial information fully explains the reorganization and offering transactions and the entities and/or individuals involved.

●   All aspects of the reorganization and offering transactions that will have a continuing impact on your operating results have been reflected, including amortization of any vesting requirements associated with the exchange of ownership interest held by your employees and any equity-based compensation issued in connection with this offering.

●   Your disclosures clearly communicate the nature and amounts of the adjustments being made including how you determined the adjustment amount.

●   You include disclosures for aspects of the Reorganization Transactions and the offering that are not to be reflected in the pro forma financial statements.

43.   Please tell us how you intend to reflect the dividends to be paid by Silvercrest L.P. to existing partners in connection with the offering and reorganization. Refer to SAB Topic 1:B:3.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Key Performance Indicators, page 65

44.   Please provide the most comparable U.S. GAAP financial measures with equal or greater prominence than the non-GAAP measures provided. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

Revenue, page 65

45.   Please expand upon your disclosures regarding the significant terms of your management contractual agreements to provide the following information separately for each type of fund you manage (i.e., private equity funds, fixed income funds, hedge funds, funds of funds, REITs, et cetera) and for the separate accounts by addressing the following, as applicable:

- Please disclose the typical length of time of the management agreements;

- Total fair value of assets under management,

- Your share of the fair value of assets under management (i.e., the amount of your investment),

- The management fees percentage or percentage range,

- The performance fee percentage or percentage range,

- Any minimum thresholds on returns that must be met to earn incentive income,

- The total amount of capital commitments by you, and

- The amount of capital commitments outstanding.

Operating Results, page 68

46.   Please separately present your rollforward of AUM for discretionary assets under management and non-discretionary assets under management. In this regard, we note your disclosures on page 14 in which you note $6,100 million of AUM is for separately managed accounts, representing 85.7% of investment management fees; $832 million of AUM is for proprietary funds, representing 10% of investment management fees; and $170.8 million of AUM is for sub-advised funds, representing 4.3% of investment management fees. Please also provide an explanation as to what the non-discretionary assets under management are and why you do not earn revenues for these assets under

management. In this regard, it is unclear what you mean by "assets on which we primarily report". Finally, please clarify whether you are including uncalled capital commitments in AUM. If you are, please disclose the amount of uncalled capital commitments in AUM, please disclose the amount for each period presented, including in selected historical financial data section.

47.   Please revise your rollforward of AUM for each period presented to present cash flows on a gross basis as follows:

- Cash inflows for new funds

- Cash inflows for capital commitment calls

- Cash outflows for redemptions

- Cash outflows for a realization event

- Market appreciation

- Market depreciation

48.   Please provide a rollforward of AUM for fiscal year 2009.

49.   Please disclose the portion of AUM that has the ability to generate performance fees.

50.   We note that you earn management fees based on the size of the funds, or AUM. As AUM has a direct impact on your management fees and therefore a key component in providing a complete analysis of your management fees, please include a more detailed analysis of AUM and the components that have impacted AUM during each of the periods presented. To the extent that there were material contributions or capital commitments, clearly disclose the sources along with quantification of each source. To the extent that there were material distributions from a realization event, disclose the sources along with quantification of each source. To the extent that there were material redemptions, please disclose the sources, quantification of the sources and an explanation, if available. If there have been material redemption requests subsequent to the most recent balance sheet date, please disclose the amount of the redemptions and an explanation. Please provide investors with a meaningful understanding of the performance of each of your significant funds by fund type. For each significant fund impacting AUM, please describe the underlying types of investments and overall strategy involved in the fund. To the extent necessary to provide investors with a sufficient understanding of the performance of your funds for each period presented, please also discuss the specific underlying assets and how the inherit risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

51.   To the extent material to an understanding of your consolidated results of operations, provide the following expanded disclosures:

- Please quantify and discuss the range of fees and the average effective fee for your separate accounts, as well as the impact of these fees on your results;

- Quantify and discuss the average effective fee for your proprietary and sub-advised funds for each period presented as well as the impact of these fees on your results;

- To the extent that the range of fees for the separate accounts and managed/advised funds are materially different, quantify the concentration of separate accounts and managed/advised funds for each period presented and quantify the impact to your operating results;

- Discuss if and how changes in the investment strategies of your assets under management have impacted your results;

- Discuss if and how changes in the investment concentrations of your assets under management have impacted your results; and

- Discuss any trends that will materially affect future results of operations in an appropriately balanced manner, such that investors can have an understanding of the probable future impact of the performance and activity by any individual investment fund.

52.   Please explain what the reimbursements to clients recognized in fiscal year 2011 represents.

53.   Please provide a more comprehensive discussion of the performance fees recognized for each period presented. For example, please explain why performance fee allocations decreased during fiscal year 2011 as compared to fiscal year 2010.

Revenue, page 68

54.   With a view towards disclosure, please explain whether the family office service income for fiscal year 2011 was attributable to the Milbank acquisition. Please ensure that your disclosure discusses any significant components of revenues necessary to the understanding of your results of operations. For guidance, please refer to Item 303(a)(3) of Regulation S-K.

Year Ended December 31, 2011 versus Year Ended December 31, 2010, page 69

55.   Please refer to the second paragraph of your disclosure. Please explain the statement at the end of the paragraph to better understand what is intended by the phrase "assets on which you primarily report."

Liquidity and Capital Resources, page 72

56.   Please expand your discussion and analysis of operating cash flow to explain why the amount due from Silvercrest Funds has increased each period presented with the amount due as of December 31, 2011, increasing 63% as compared to December 31, 2010.

57.   Please provide a more comprehensive discussion of the distributions to partners. Specifically, please explain why incentive allocations paid in 2011 along with tax distributions increased.

58.   To the extent that you have any uncalled capital commitments to the funds you manage/advise, please disclose the amount with the corresponding fund.

Off-Balance Sheet Arrangements, page 75

59.   You refer to a guaranty arrangement which is discussed in Note 11 to Silvercrest L.P.'s consolidated financial statements. To the extent that the guaranty arrangements relate to the letters of credit discussed at the top of page F-25, please expand your disclosure here to briefly discuss the nature of the guarantee arrangement which is not readily apparent from the reading of Note 11.

Critical Accounting Policies and Estimates, page 75

Business Combinations, page 75

60.   Please expand upon your disclosures to provide a more specific explanation of the specific assumptions and considerations you used to estimate the fair value of the contingent consideration associated with your acquisition of Milbank Winthrop, considering the open-ended nature of the contingent consideration (i.e., 20% of EBITDA).

Revenue Recognition, page 76

61.   We note that management and investment advisory fees are based on the value of your AUM, including the changes in market value. As the estimated fair value of your AUM materially impacts the determination of revenue, please provide a discussion of your critical estimates related to fair value measurements. The following disclosures may be useful to investors:

    •   The portion of AUM in which you have a role in estimating fair value;

    •   The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in ASC 820. Describe the types of investments in each level;

- For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets;

- For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used;

- Include a discussion of the potential risks and uncertainties associated with the fair value estimates of your assets under management and how they may impact your results;

- Clarify why the fair value of certain securities may be different from the closing market price; and

- Include a sensitivity analysis that demonstrates the impact that changes in the fair value of your assets under management could have on your results.

Equity-Based Compensation, page 76

62. We note that the fair value of your equity-based compensation awards is based on the calculation of a per unit limited partnership interest. We further note that all of your current awards are liability awards that are adjusted to fair value as of each reporting period. As the compensation expense is 6.8% of income before other income (expense) for fiscal year 2011, please provide a more comprehensive discussion of the methods used to estimate the per unit limited partnership interest. Please also include a company-specific discussion of the material assumptions and considerations used in the two methods used during the most recently completed fiscal year and subsequent interim period. Please disclose the estimated per unit limited partnership interest for each period in which you estimated the fair value (i.e., the grant dates and each reporting period during the most recently completed fiscal year and subsequent interim period). In addition, please provide investors with a detailed explanation of the material factors impacting the changes in the enterprise value for each period presented. Once you have disclosed the estimate of the IPO price/range, please provide qualitative and quantitative disclosures for each significant factor contributing to the difference between the most recently estimated per unit limited partnership interest with the IPO price.

Qualitative and Quantitative Disclosures Regarding Market Risk, page 79

63. Please substantively revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of your market risks. It does not appear that you have included a discussion for fluctuations in the fair value of the investments you manage and hold an interest in. For all of your market risks, ensure you sufficiently describe how you manage each of the above market risks. In addition, include quantitative disclosures using

one of the three prescribed methods. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

Business, page 80

General

64.   Throughout the prospectus you make statements such as that you have "a superb record of organic and acquired growth;" that you have "successfully" acquired four separate registered investment advisers; that you have "robust outsourced investment capabilities;" that with respect to attracting institutional assets, you have made a "major multi-year investment effort; or that you have an "excellent reputation" (see, e.g., pages 80 through 84, 87). Please revise these statements to provide an objective standard against which such statements may be evaluated.

65.   We note that the performance of your funds determines your revenue and results of operations and may impact your ability to raise capital for future funds. To allow investors to better understand your fund performance please providing a table showing the historical performance of each of your proprietary funds, as listed on page F-27, and include as applicable:

- The IRR, or if not a fund, a comparable performance measure;

- Whether the fund is registered or unregistered;

- The general manager or investment advisor of each fund;

- Information regarding fees (management, performance, et cetera);

- Date of inception;

- Net asset value or assets under management;

- Stage and method of fundraising;

- Capital invested by separate accounts you manage;

- Capital invested by principals.

While we understand that you have provided similar information at the composite level, we note that fees earned are on a contract by contract basis and may not be the same for each type of fund within the composite.

Our Market Opportunity, page 83

Overview, page 83

66.   Please disclose the source of the data serving as a basis for your market position.

Acquired Growth, page 87

67.   With a view towards disclosure, please tell us where you are in the process of establishing offices in the three geographic regions noted in your disclosure, and to the extent that this process has not yet began, qualify your office expansion disclosure by categorizing it as a short term or long term growth strategy plan, as the case maybe.

Our Business Model, page 88

68.   Please expand your disclosure at the end of the second paragraph to explain what it means to "institutionalize [y]our ultra-high net worth clients relationships."

Outsourced Manager Selection, page 92

69.   To the extent relevant, please discuss the fee arrangement you have in place with the outsourced managers.

Management, page 97

70.   For each member of the board, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K. With respect to Mr. Gerard's business experience during the past five years, please identify the time period during which he was the Chief Financial Officer of Brand Connections, LLC.

Risk Considerations in our Compensation Program, page 106

71.   Please provide brief background information about the Pershing Advisor Council, The Bower Group and the Moss Adams Adviser Compensation and Staffing Study.

Employment Agreements, page 107

72.   Please file Messrs. Campbell's and Gerard's employment agreements as exhibits to the registration statement or otherwise tell us why you would not be required to do so.

Deferred Equity Units and Performance Units, page 109

73.   Please confirm that Silvercrest Asset Management LLC is indeed the entity which granted the bonus compensation for performance during year 2009. We note that Silvercrest Asset Management LLC does not appear in your organization chart found on page 6 of the filing.

Certain Relationships and Related Party Transactions, page 116

Management Fees, page 116

74.   Please expand your disclosure to provide the dollar value of the amount of the related
       persons' interest resulting from the investment management agreements. Refer to Item
       404(a)(4) of Regulation S-K. In addition, please ensure that your disclosure here is
       consistent with the Note 14 disclosure on page F-27 to the consolidated financial
       statements. Please tell us what consideration you have given to filing the investment
       management agreements as exhibits to the registration statement.

Underwriting, page 131

Over-Allotment Option, page 131

75.   Please reconcile your disclosure that Mr. Cochran has granted the underwriters the over-
       allotment option with your statement here that you "will be obligated to sell these shares
       of Class A common stock to the underwriters to the extent the over-allotment option is
       exercised." This disclose also appears inconsistent with your over-allotment disclosure
       elsewhere in the prospectus. Please advise or revise your disclosures accordingly.

Index to Financial Statements, page F-1

76.   Please include updated financial statements and corresponding financial information in
       the Form S-1 for Silvercrest L.P. and MW Commodity Advisors, LLC. Refer to Item
       11(e) of Form S-1 and Article 3-12(b) of Regulation S-X for guidance.

Silvercrest Asset Management Group Inc., page F-5

77.   Please disclose the date of your fiscal year end. We note that you were formed as a
       Delaware corporation on July 11, 2011. To the extent that your fiscal year end has
       already occurred, please include an audited balance sheet as of your fiscal year end,
       including the required footnote disclosures. Please refer to Item 11(e) of Form S-1 and
       Rules 3-01 and 3-12 of Regulation S-X for guidance.

Silvercrest L.P.

General

78.   Prior to the date of the offering, Silvercrest L.P. will make a cash distribution to existing
       partners of previously undistributed earnings per your disclosures on page 48. Please tell
       us what consideration you gave to SAB Topic 1:B.3 in regards to providing pro forma per
       share data regarding these distributions.

Consolidated Statements of Financial Condition, page F-7

79.   We note that in April 2007, Vulcan Wealth Management LLC (Vulcan) acquired interests
        in Silvercrest Asset Management Group LLC (SAMG LLC), your subsidiary. However,
        no non-controlling interest has been recognized in your consolidated financial statements.
        Please separately present Vulcan's non-controlling interest in SAMG LLC in all of your
        consolidated financial statements. Or, please provide a more comprehensive discussion
        about the restructuring transactions that occurred on January 1, 2009, including your
        accounting for those transactions.

2. Summary of Significant Accounting Policies, page F-12
Basis of Presentation and Principles of Consolidation, page F-12

80.   We note your disclosures regarding your consolidation policy. It is unclear from these
        disclosures the process you undertake to assess each of the funds in which you are the
        general partner and/or manage through a contract. Please revise your disclosure to
        clarify, if correct, that you first assessed each fund to determine whether the fund meets
        the definition of a variable interest entity (VIE) in accordance with ASC 810-10-15-14.
        To the extent that you determined any of your funds or any other entity in which you
        have an ownership or contractual relationship with meets the definition of a VIE, please
        disclose this fact and provide the disclosures in ASC 810-10-50, as applicable. For those
        funds that you determined do not meet the definition of a VIE, please clarify that these
        funds are considered voting interest entities (VoIE) in which the rights of the limited
        partners are evaluated to determine whether you consolidate the fund or account for your
        interest under the equity method of accounting. Please refer to ASC 810-20-15-1 – 15-3,
        810-20-25-1 – 25-20, and 810-20-45-1, 810-20-55-1 – 55-16 for guidance. Please
        disclose which funds are consolidated under the VoIE model and those that are reflected
        in the consolidated financial statements under the equity method of accounting.

Segment Reporting, page F-12

81.   We note that you have determined that your operations comprise of one operating
        segment. We further note that you earn revenues by providing financial advisory services
        to ultra-high net worth individuals and institutional investors; family office services to
        ultra-high net worth individuals; managing a portfolio of proprietary funds; and
        managing non-proprietary funds. We further note your disclosures on page 66 in which
        you note that your fee schedules vary among your investment strategies and that you earn
        lower fees from separately-managed accounts and advised funds. As such, please
        provide us with the following information:

        •   Tell us who your chief operating decision maker is and how you made this
                determination pursuant to ASC 280-10-50-5;

- Tell us whether discrete financial information is prepared at a lower level than your current operating and reportable segments and explain to us who utilizes this information and for what purpose;

- Provide to us the name, title, and job description of each person that reports to the chief operating decision maker;

- Given the differences noted above, please help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at the consolidated level; and

- If you aggregate reporting units for purposes of testing goodwill for impairment, please tell us how you determined this was appropriate based on ASC 350-20-35-35.

Business Combinations, page F-13

82. Please expand your accounting policy in to clarify (a) what factors you consider for classifying contingent earn-out payments as part of the purchase price rather than compensation, and (b) how you reflect the settlement of contingent earn-out payments in your consolidated statements of cash flows. For each acquisition completed during the three years presented, please provide us with your analysis and accounting for the contingency consideration. If you believe the contingent consideration for one or more acquisitions is immaterial, please provide us with your materiality analysis.

Partner Distributions, page F-15

83. Please expand upon your accounting policy to clarify what incentive allocations are, how the amount is determined, and when the amounts are recognized. Please also explain how you determined these amounts represent capital distributions rather than compensation expense. Please provide us with the specific reference to the authoritative literature that supports your accounting.

Revenue Recognition, page F-15

84. For your investment advisory fees, please clarify how you determine the value of assets used to determine the amount of revenue earned (e.g., the average of total assets under management for the quarter, the total assets under management as of the beginning or end of the quarter, the amount of capital contribution, et cetera) by type of asset managed (i.e., separate accounts, proprietary funds, and sub-advised/non-proprietary funds). We note that 56% of your separately managed account assets are managed in your proprietary investment strategies. To the extent that you reduce or forfeit your investment advisory fee for the portion of the assets invested in your proprietary funds for which you earn management fees, or vice versa, please disclose this fact along with the amount of fees forfeited.

85.   Please expand your accounting policy for recognizing performance based revenue to clarify that you do not recognize revenue until the contingency has been resolved, if correct. Please refer to your disclosure on page 65. Please also clarify when the contingency resolution is typically met (e.g., at the end of the quarter, at the end of each annual period, once the fund is liquidated).

86.   Please tell us if you receive performance-based fees prior to the contingency resolution. To the extent that you do, please provide disclosures regarding how you account for these payments and the amounts recognized for each period presented.

3. Acquisition, page F-17

87.   Please disclose the number of units issued to Milbank as part of the acquisition. If a specific number of units were not issued but rather a percentage of ownership of Silvercrest L.P., please disclose the percentage. Please also disclose the estimated enterprise value based on your discounted cash flow and guideline company valuation methodologies.

88.   Please clarify whether the assessment of the fair value of the assets and liabilities acquired from Milbank on November 1, 2011 has been finalized. If the assessment is preliminary, please provide the disclosures required by ASC 805-10-50-6.

89.   Please provide the information required by ASC 805-30-50-4.a for all outstanding contingent consideration agreements. Please ensure that your disclosures clearly explain to investors the amount of contingent consideration recognized as a liability at the acquisition date and within the measurement period versus the amount recognized due to the remeasurement of the fair value of the payments through your statement of income. Finally, for the payments made during the three fiscal years presented, please disclose how those payments were reflected in the consolidated statements of cash flows.

4. Investments and Fair Value Measurements, page F-19

90.   We note that you entered into derivative contracts to mitigate exposure between the values of investor redemptions and actual proceeds received. Please provide us with a more comprehensive understanding as to the facts and circumstances surrounding your decision to enter into these derivative contracts. Please tell us whether you are required to fund such differences and how any requirement and/or decision to fund impacted your assessment of the consolidation guidance, including specific reference to the authoritative literature that supports your conclusion. As part of your response, please also provide us with a detailed explanation for the $1.1 million client reimbursement recognized during fiscal year 2009 and the $827,000 of fund redemption costs recognized during fiscal year 2011.

7. Goodwill, page F-22

91.   We note that you have recognized adjustments to earnouts through goodwill. Please tell
         us the acquisitions that these adjustments relate to and the date of the corresponding
         acquisition. In this regard, please note the guidance in ASC 805-30-35-1 regarding
         changes to the fair value of contingent consideration outside of the measurement period
         for acquisitions completed on or after January 1, 2009.

11. Commitments and Contingencies, page F-24
Partners' Interests and Options Granted, page F-25

92.   Please disclose the percentage ownership interest Vulcan acquired in SAMG LLC in
         2007 for $10 million.

13. Notes Receivable From Partners, page F-26

93.   Please expand upon your disclosure regarding the forgiveness of notes receivable in
         connection with the termination of partners to clarify if the corresponding partners'
         capital was forfeited or if additional compensation expense was recognized.

17. Equity-Based Compensation, page F-29

94.   Please revise your disclosures to provide the information required by ASC 718-10-50-2.c.
         – 50-2.e. for the equity-based compensation granted. Please consider providing the
         disclosures, to the extent appropriate, in a table format.

19. Soft Dollar Arrangements, page F-31

95.   Please provide a more comprehensive disclosure regarding your soft dollar arrangements,
         including what a soft dollar arrangement is. Please refer to your disclosures on page 95.
         In this regard, it is unclear what you mean by your statement, "the Company does not
         have any contractual obligation or arrangement requiring it to pay for research and other
         services obtained through soft dollar arrangements with brokers." Further, please clarify
         your statement that you do not incur any liability for the research and other services
         provided because you are utilizing the soft dollar credits provided from the broker-dealers
         you have selected to execute trades on your behalf. Finally, please disclose the value of
         the soft dollar credits you have utilized during each period presented to allow an investor
         to understand the potential impact if such arrangements were no longer permissible.

Independent Auditors' Report, page F-84

96.   Please request that Fulvio & Associates, LLP provide you with an appropriately dated
         report for their audit as of and for the fiscal year ended December 31, 2011, for MW
         Commodity Advisors, LLC.

Part II – Information Not Required In the Prospectus, page II-1

Signatures, page II-4

97. Once publicly filed, please ensure that the registration statement is also signed by the
company's controller or its principal accounting officer. Refer to Instruction 1 to
Signatures in Form S-1.

       You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien,
Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the
financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202)
551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

                           Sincerely,

                           /s/ Pamela Long

                           Pamela Long
                           Assistant Director

cc: Christina E. Melendi, Esq. (Via E-mail)
     Bingham McCutchen LLP